UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Vacasa, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Titles of Class of Securities)

91854V107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: RW Industrious Blocker L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 16,502,075
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,502,075
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,502,075
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.7%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: RW Vacasa AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 14,728,196
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 14,728,196
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,728,196
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.4%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Riverwood Capital Partners II (Parallel-B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 8,171,826
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 8,171,826
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,171,826
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.7%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: RCP III (A) Blocker Feeder L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 695,685
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 695,685
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 695,685
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.3%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: RCP III Blocker Feeder L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,556,670
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,556,670
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,556,670
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.6%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: RCP III Vacasa AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 4,773,633
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,773,633
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,773,633
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.2%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: RCP III (A) Vacasa AIV L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,452,153
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,452,153
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,153
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.7%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Riverwood Capital Partners III (Parallel-B) L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 3,579,731
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 3,579,731
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,579,731
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.6%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Riverwood Capital II L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 39,402,097
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 39,402,097
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,402,097
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.6%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Riverwood Capital GP II Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 39,402,097
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 39,402,097
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,402,097
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 16.6%
12.	Type of Reporting Person (See Instructions): CO

1.	Name of Reporting Persons: Riverwood Capital III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 16,057,872
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,057,872
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,057,872
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.2%
12.	Type of Reporting Person (See Instructions): PN

1.	Name of Reporting Persons: Riverwood Capital GP III Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 16,057,872
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 16,057,872
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,057,872
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.2%
12.	Type of Reporting Person (See Instructions): CO

Item 1.

(a)	Name of Issuer:

Vacasa, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

850 NW 13th Avenue

Portland, OR 97209

Item 2.

(a)	Name of Person Filing:

RW Industrious Blocker L.P.

RW Vacasa AIV L.P.

Riverwood Capital Partners II (Parallel-B) L.P.

RCP III (A) Blocker Feeder L.P.

RCP III Blocker Feeder L.P.

RCP III Vacasa AIV L.P.

RCP III (A) Vacasa AIV L.P.

Riverwood Capital Partners III (Parallel-B) L.P.

Riverwood Capital II L.P.

Riverwood Capital GP II Ltd

Riverwood Capital III L.P.

Riverwood Capital GP III Ltd

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

70 Willow Road, Suite 100

Menlo Park, CA 94025

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share (“Class A Common Stock” or “Shares”).

(e)	CUSIP Number:

91854V107

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

As of December 31, 2021, each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Common Stock listed on such Reporting Person’s cover page, with the following Reporting Persons holding the securities directly: (i) 16,502,075 shares of Class A Common Stock held directly by RW Industrious Blocker L.P., (ii) 135,751 shares of Class A Common Stock and 14,592,445 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of common units of Vacasa Holdings LLC (“Vacasa Units”) and an equal number of paired shares of Class B common stock, par value $.00001 per share of the Issuer (the “Class B Common Stock”), held by RW Vacasa AIV L.P., (iii) 75,320 shares of Class A Common Stock and 8,096,506 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by Riverwood Capital Partners II (Parallel-B) L.P., (iv) 695,685 shares of Class A Common Stock held by RCP III (A) Blocker Feeder L.P., (v) 5,556,670 shares of Class A Common Stock held by RCP III Blocker Feeder L.P., (vi) 43,998 shares of Class A Common Stock and 4,729,635 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by RCP III Vacasa AIV L.P., (vii) 13,384 shares of Class A Common Stock and 1,438,769 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by RCP III (A) Vacasa AIV L.P and (viii) 32,995 shares of Class A Common Stock and 3,546,736 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Vacasa Units and an equal number of paired shares of Class B Common Stock held by Riverwood Capital Partners III (Parallel-B) L.P.

The Vacasa Units represent limited liability company units of Vacasa Holdings, LLC and an equal number of paired shares of Class B Common Stock, which, pursuant to the limited liability company agreement of Vacasa Holdings, LLC, are together redeemable by the holder on a one-for-one basis for, at the option of the Issuer into (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) an equivalent amount of cash. Upon redemption, Vacasa Holdings, LLC will cancel and retire for no consideration the redeemed shares of Class B Common Stock. Shares of Class B Common Stock of the Issuer have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The percentages of beneficial ownership in this Schedule 13G are based on 214,793,795 shares of Class A Common Stock of the Issuer outstanding as of December 6, 2021, as reflected in the Issuer’s prospectus, which was filed with the Securities and Exchange Commission on December 30, 2021, plus that number of shares of Class A Common Stock that may be received upon redemption of Vacasa Units and shares of Class B common stock of the Issuer beneficially owned by the applicable Reporting Person, as applicable.    There were 212,393,793 shares of Class B Common Stock of the Issuer outstanding as of December 6, 2021, as reflected in the Issuer’s prospectus, which was filed with the Securities and Exchange Commission on December 30, 2021.

The general partner of RW Industrious Blocker L.P., RW Vacasa AIV L.P. and Riverwood Capital Partners II (Parallel-B) L.P. (collectively, “Riverwood Capital II”) is Riverwood Capital II L.P. The general partner of Riverwood Capital II L.P. is Riverwood Capital GP II Ltd. Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over, and be deemed to be beneficial owners of, shares directly held by Riverwood Capital II. All investment decisions with respect to the shares held by Riverwood Capital II are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by Riverwood Capital II are made by a majority vote of Riverwood Capital GP II Ltd.’s multiple shareholders. No natural person controls investment or voting decisions with respect to the shares held by Riverwood Capital II. The shareholders and investment committee members of Riverwood Capital GP II Ltd. disclaim beneficial ownership of all shares held by Riverwood Capital II for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”).

The general partner of RCP III (A) Blocker Feeder L.P., RCP III Blocker Feeder L.P., RCP III Vacasa AIV L.P., RCP III (A) Vacasa AIV L.P., and Riverwood Capital Partners III (Parallel-B) L.P. (collectively, “Riverwood Capital III”) is Riverwood Capital III L.P. The general partner of Riverwood Capital III L.P. is Riverwood Capital GP III Ltd. Riverwood Capital III L.P. and Riverwood Capital GP III Ltd. may be deemed to have voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by Riverwood Capital III. All investment decisions with respect to the shares held by Riverwood Capital III are made by a majority vote of a five-member investment committee. All voting decisions over the shares held by Riverwood Capital III are made by a majority vote of Riverwood Capital GP III Ltd.’s shareholders. No natural person controls investment or voting decisions with respect to the shares held by Riverwood Capital III. The shareholders and investment committee members of Riverwood Capital GP III Ltd. disclaim beneficial ownership of all shares held by Riverwood Capital III for the purposes of Sections 13(d) and 13(g) of the Act.

Certain of the Reporting Persons, certain affiliates of Silver Lake Group, L.L.C., Level Equity Management, TPG Pace Solutions Corp. and Mossytree Inc., as set forth on Annex A hereto (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Act. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Stockholders listed on Annex A attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

(b) Percent of class:

See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See item, 4(a) above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

RW INDUSTRIOUS BLOCKER L.P.
By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RW VACASA AIV L.P.
By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL – B) L.P
By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title:	Director

RCP III (A) BLOCKER FEEDER L.P.
By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title:	Director

RCP III BLOCKER FEEDER L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP III VACASA AIV L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RCP III (A) VACASA AIV L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL PARTNERS III (PARALLEL-B) L.P.
By: Riverwood Capital III L.P., its general partner
By: Riverwood Capital GP III Ltd., its general partner

By: /s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL II L.P.
By: Riverwood Capital GP II Ltd., its general partner

By: /s/ Jeffrey Parks
Name: Jeffrey Parks
Title: Director

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL III L.P.

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title:	Director

RIVERWOOD CAPITAL GP III LTD

By:	/s/ Jeffrey Parks
Name: Jeffrey Parks
Title:	Director

Annex A

SLP V VENICE FEEDER I, LP.

SLP VENICE HOLDINGS, LP.

LEVEL EQUITY OPPORTUNITIES FUND 2015, L.P.

LEVEL EQUITY OPPORTUNITIES FUND 2018, L.P.

LEGP II AIV(B), L.P.

LEGP I VCS, LLC

LEGP II VCS, LLC

LEVEL EQUITY-VCS INVESTORS, LLC

RW VACASA AIV L.P.

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.

RCP III VACASA AIV L.P.

RIVERWOOD CAPITAL PARTNERS III (PARALLEL-B) L.P.

RCP III (A) VACASA AIV L.P.

MOSSYTREE INC.

TPG PACE SOLUTIONS SPONSOR, SERIES LLC

EXHIBIT LIST

Exhibit 1    Joint Filing Agreement dated February 14, 2022 (filed herewith).